

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2011

<u>Via E-mail</u>
Mr. Patrick Flynn
Chief Financial Officer
ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
P.O. Box 810, 1000 AV Amsterdam
The Netherlands

      Re: ING Groep N.V.
             Form 20-F for the Fiscal Year Ended December 31, 2010
             Filed March 17, 2011
             File No. 001-14642

Dear Mr. Flynn:

We have reviewed your supplemental response filed June 29, 2011 and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. In response to comment 1, you reference a decision of the Commission of the European Communities concerning the appropriateness of the State Aid granted to ING Group in light of the ING restructuring plan submitted by the Dutch State to the European Commission. The aid provided to you appears to be conditioned upon the submission and review of the framework and measures described in this restructuring plan, thus this plan describes some of the material terms in which your funding is conditioned. Accordingly, your restructuring plan appears to be required to be filed pursuant to Item 4 of the Instructions as to Exhibits of Form 20-F. Please promptly file a copy of the restructuring plan, including any amendments thereto, and confirm that you will incorporate by reference the restructuring plan into your next Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 or Jennifer Riegel, Special Counsel, at (202) 551-3575 with any questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director